United States securities and exchange commission logo





                              December 9, 2021

       Yi Duan
       Chief Executive Officer
       Fangdd Network Group Ltd.
       18/F, Unit B2, Kexing Science Park
       15 Keyuan Road, Technology Park
       Nanshan District, Shenzhen, 518057
       People   s Republic of China

                                                        Re: Fangdd Network
Group Ltd.
                                                            Form 20-F for the
year ended December 31, 2020
                                                            Filed on March 31,
2021
                                                            File no. 001-39109

       Dear Mr. Duan:

              We have reviewed your October 27, 2021 and November 2, 2021 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 20, 2021 letter.

       Form 20-F for the year ended December 31, 2020

       Part I, page 1

   1. We note your response to our prior comment 1. In that regard, we note your disclosure that the VIE structure
is used to replicate foreign investment in China-based companies.
                                                        We note, however, that
the structure provides contractual exposure to foreign investment in such companies
rather than replicating an investment. Please revise your disclosure accordingly.

   2. We note your response to our prior comment 2. Please expand your disclosure at the outset of Part I to
address with additional detail how recent statements and regulatory
 Yi Duan
FirstName LastNameYi    Duan
Fangdd Network  Group Ltd.
Comapany9,
December  NameFangdd
             2021       Network Group Ltd.
December
Page 2    9, 2021 Page 2
FirstName LastName
         actions by China   s government, such as those related to data
security or anti-monopoly
         concerns, has or may impact the company   s ability to conduct its
business, accept foreign
         investments, or list on an U.S. or other foreign exchange.
3. We note your response to our prior comment number 3 and reissue the comment in part.
         Please refrain from using terms such as    we    or    our    when
describing activities or
         functions of a VIE. In that regard, refrain from using the term "our VIE" when referencing Fangdd Network and revise your disclosures accordingly.
Item 3. Key Information, page 4

4. We note your response to our prior comment 4. Please relocate your proposed disclosure to include it early on in Item 3 so that it provides additional context to disclosures you intend to provide in response to prior comments 7 and 8. Similar to your proposed disclosures to be included in Item 3, clearly disclose at the outset of Part I, that you control and receive economic benefits of Fangdd Network's business operations through
         VIE agreements and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE and that you are the primary beneficiary of the
         VIE. Your disclosures should also highlight that you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. As such, when describing the design of the VIE agreements and related outcome, refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.
5. We note your response to our prior comment 5. Please relocate your proposed disclosure to include it at the outset of Item 3.
6. We note your response to our prior comment 6. Please relocate your proposed disclosure to include it at the outset of Item 3. Further, expand your disclosure to affirmatively address whether you are required to and have obtained the necessary permissions from the
         CSRC, CAC or any other entity that is required to approve of the VIE
s operations and
         address the consequences to you and your investors if you inadvertently conclude that approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
7. We note your response to our prior comment 7. Please further expand your disclosures at the outset of Item 3 to discuss in more detail what the various restrictions and limitations are on foreign exchange, your ability to transfer cash between entities, across borders and to US investors, and your ability to distribute earnings from your businesses, including
 Yi Duan
Fangdd Network Group Ltd.
December 9, 2021
Page 3
         your subsidiaries and/or consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Furthermore, include similar disclosure at the outset of Part I. In that regard, provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date.
8. We note your response to our prior comment 8 and that the activity of the VIE is reflected
         in the line items titled    Amounts Due From/To Subsidiaries and VIE
 and    Equity (loss)
         income of subsidiaries and the VIE and VIE   s subsidiaries    in the
parent   s financial
         statements. Please further expand your disclosures to provide a roll-forward of the
         Amounts Due From/To Subsidiaries and VIE line items.
9. We note your response to our prior comment 9. Where you describe delisting of securities as a consequence of the inability of the PCAOB to inspect or fully investigate an auditor, please also state that trading in securities would be prohibited. Also disclose that in June
         2021, the Senate passed the bill known as the Accelerating Holding Foreign Companies
         Accountable Act, which would reduce this time period from three years to two years.
         Finally, please relocate your disclosure to early in Item 3.
10. Please disclose at the onset of Item 3 whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
      You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 if you have any questions.



FirstName LastNameYi Duan                                      Sincerely,
Comapany NameFangdd Network Group Ltd.
                                                               Division of
Corporation Finance
December 9, 2021 Page 3                                        Office of Real
Estate & Construction
FirstName LastName